UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 3)*

TERRAN ORBITAL CORPORATION
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

88105P103
(CUSIP Number)

John E. Stevens c/o Lockheed Martin Corporation 6801 Rockledge Drive Bethesda, MD 20817 (301) 897-6000 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

September 21, 2023 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88105P103

1		NAMES OF REPORTING PERSONS

Lockheed Martin Corporation

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

56,723,428[1]

	8	SHARED VOTING POWER

12,694,916

	9	SOLE DISPOSITIVE POWER

56,723,428[1]

	10	SHARED DISPOSITIVE POWER

12,694,916

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

69,418,344

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.7[2]

14	TYPE OF REPORTING PERSON (See Instructions)

CO

(1)Includes 18,635,230 shares of Issuer common stock (“Common Stock”) currently issuable upon exercise of warrants and 37,301,257 shares of Common Stock currently issuable upon conversion of the Issuer’s 10% Senior Secured Convertible Notes due 2027 (the “Convertible Notes”), including interest paid in kind that has been added to the principal balance of the Convertible Notes.
(2)This percentage is calculated assuming 186,263,428 shares of Common Stock are outstanding as of September 21, 2023 based upon the information disclosed in Terran Orbital Corporation’s prospectus supplement dated September 18, 2023 and, in accordance with Rule 13d-3(d)(1)(i) under the Act, assuming the conversion of all warrants and Convertible Notes owned by Lockheed Martin Corporation into shares of Common Stock.

CUSIP No. 88105P103

1		NAMES OF REPORTING PERSONS

Astrolink International LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

12,694,916

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

12,694,916

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,694,916

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8[1]

14	TYPE OF REPORTING PERSON (See Instructions)

OO

(1)This percentage is calculated assuming 186,263,428 shares of Common Stock are outstanding as of September 21, 2023 based upon the information disclosed in Terran Orbital Corporation’s prospectus supplement dated September 18, 2023.

SCHEDULE 13D

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed with the U.S. Securities and Exchange Commission on November 9, 2022 (the “Schedule 13D”), as amended, relating to common stock, $0.0001 par value per share (the “Common Stock”), of Terran Orbital Corporation, a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.
This Amendment is being filed to reflect dilution of the Reporting Persons’ beneficial ownership of Common Stock resulting from the Issuer’s issuance on September 21, 2023 of an additional 11,678,575 shares of Common Stock in a registered offering of Common Stock and warrants to purchase Common Stock (the “Offering”). The Reporting Persons did not purchase shares of Common Stock or warrants to purchase Common Stock in the Offering.
Item 5. Interest in Securities of the Issuer
Item 5(a)—(c) of the Schedule 13D are each hereby amended and restated in their entirety as follows:
(a) – (b) The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Amendment and in the footnotes thereto is incorporated herein by reference. None of the Related Parties beneficially own any shares of Common Stock.
(c)     The information in Items 3 and 4 of this Amendment is incorporated herein by reference. None of the Reporting Persons or the Related Parties have engaged in any transaction in shares of Common Stock in the 60 days prior to the filing of this Amendment.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: September 25, 2023

Lockheed Martin Corporation

By:	/s/ H. Edward Paul III
Name:	H. Edward Paul III
Title:	Vice President and Controller

Astrolink International LLC

By:	/s/ H. Edward Paul III
Name:	H. Edward Paul III
Title:	Vice President